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SECURITIE [barcode] MMISSION

03013175

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-9312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PHILLIPS & TOBER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Wynkoop Street, Suite 500
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.D. Finley (303) 629-1616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) ENGLEWOOD,CO (City) (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING MAR 0 6 2003 166

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, J.D. Finley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Phillips & Tober, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Exec. VP

Title

Anna M. Morgan

Notary Public

ANNA M. MORGAN NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 01-19-2004

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIPS & TOBER, INC.

Financial Statements
and
Independent Auditors' Report
December 31, 2002

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants
and Consultants

PHILLIPS & TOBER, INC.

Table of Contents

Page

EKS&H
Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Phillips & Tober, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Phillips & Tober, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips & Tober, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

February 5, 2003
Denver, Colorado

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

PHILLIPS & TOBER, INC.

Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$	215,666
Commissions receivable		4,638
Notes receivable		222,263
Furniture and equipment, net		1,920
Other assets		5,000
Total assets	$	449,487

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	3,227
Accounts payable and accrued expenses		51,810
Total liabilities		55,037
Commitments and contingencies		
Stockholders' equity		
Common stock, $.10 par value, 250,000 shares authorized; 44,000 shares issued and outstanding		4,400
Additional paid-in capital		160,601
Retained earnings		406,784
Common stock in treasury, 16,815 shares at cost		(177,335)
Total stockholders' equity		394,450
Total liabilities and stockholders' equity	$	449,487

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Operations
For the Year Ended December 31, 2002

Revenues	
Commissions	$ 221,388
Underwriting income	1,654,275
Other revenues	39,911
Total revenues	1,915,574
Expenses	
Officer salaries	400,000
Office salaries and benefits	241,676
Consulting fees - related party	600,000
Other operating	203,946
Occupancy	79,558
Total expenses	1,525,180
Net income	$ 390,394

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - December 31, 2001	$ 4,400	$ 160,601	$ 665,273	$ (177,335)	$ 652,939
Net income	-	-	390,394	-	390,394
Distributions paid	-	-	(648,883)	-	(648,883)
Balance - December 31, 2002	$ 4,400	$ 160,601	$ 406,784	$ (177,335)	$ 394,450

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 390,394
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	5,319
Changes in assets and liabilities	
Commissions receivable	28,355
Accounts receivable	1,956
Commissions payable	(12,797)
Accounts payable and accrued expenses	18,016
	40,849
Net cash provided by operating activities	431,243
Cash flows from investing activities	
Issuance of note receivable	(315,000)
Collections on notes receivable	85,795
Net cash used in investing activities	(229,205)
Cash flows from financing activities	
Distributions paid	(116,941)
Net cash used in financing activities	(116,941)
Net increase in cash	85,097
Cash and cash equivalents - beginning of year	130,569
Cash and cash equivalents - end of year	$ 215,666

Supplemental disclosure of cash flow information:

No interest expense was paid for the year ended December 31, 2002.

During 2002, the Company recorded distributions to stockholders of $531,942 as consideration for repayment of notes receivable.

See notes to financial statements.

PHILLIPS & TOBER, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Phillips & Tober, Inc., (the Company), is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Fiserv Correspondent Services, Inc. (Fiserv) on a fully disclosed basis. The Company's agreement with Fiserv provides that, as clearing broker, Fiserv will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and performed all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Fiserv. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing accelerated methods over the estimated useful lives for owned assets, ranging from 5 to 10 years, and the shorter of the estimated useful life or related lease terms for leasehold improvements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

PHILLIPS & TOBER, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is an S Corporation as defined by the Internal Revenue Code. In lieu of corporate income taxes, the sole stockholder is taxed on 100% of the Company's taxable income. Therefore, no provision or liability for federal taxes has been included in these financial statements.

Note 2 - Notes Receivable

Notes receivable consist of the following as of December 31, 2002:

Unsecured note receivable from unrelated company, interest payable monthly, at 12% per annum, due June 30, 2003; personally guaranteed by owner of debtor company.	$ 200,000
Unsecured note receivable, interest payable monthly, at 8% per annum, due July 15, 2003; personally guaranteed by owner of debtor company.	1,116
Unsecured note receivable from stockholder, interest payable monthly, at bank prime rate (4.25% at December 31, 2002), due December 31, 2003.	17,783
Unsecured note receivable from stockholder, interest payable monthly, at bank prime rate (4.25% at December 31, 2002), due December 31, 2003.	3,364
	$ 222,263

Note 3 - Furniture and Equipment

Furniture and equipment consist of the following as of December 31, 2002:

Furniture and equipment	$ 132,913
Leasehold improvements	69,741
	202,654
Less accumulated depreciation and amortization	(200,734)
	$ 1,920

PHILLIPS & TOBER, INC.

Notes to Financial Statements

Note 4 - Employee Benefit Plans

The Company maintains a money purchase pension plan and profit sharing and 401(k) plan which cover substantially all employees. Contributions to the money purchase pension plan and the 401(k) component of the profit sharing plan are both based on minimum funding percentage requirements and eligible salaries. Contributions to the non 401(k) component of the profit sharing plan are made at the discretion of the Company. The Company's contributions are fully vested to the participant upon entrance to the plan. The Company's matching contribution was $70,853 during the year ended December 31, 2002.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2002, the net capital data is as follows:

Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
$163,773	$50,000	$55,037	0.34 to 1

Note 6 - Lease Obligations

On January 1, 2000, the Company renewed the lease agreement for its office facilities with a related partnership (a Company stockholder is a partner in the lessor) for a 60-month period, which provides for monthly payments ranging from $4,100 to $5,150 throughout the term of the lease.

Minimum lease payments for the initial non-cancelable portion of the office lease in effect at December 31, 2002 are as follows:

Year Ending December 31,	
2003	$ 60,000
2004	61,800
Total minimum lease payments	$ 121,800

Total rent expense for the year was $56,400.

PHILLIPS & TOBER, INC.

Notes to Financial Statements

Note 7 - Commitments and Contingencies

The Company has a stock redemption agreement with its stockholder. Upon the stockholder's cessation as an employee, desire to sell shares of stock, or death, the Company has the right of first refusal to redeem such stockholder's stock for the book value at the end of the month preceding the date the Company may repurchase the shares. Should the Company not redeem the shares offered, other stockholders, if any, have the right to acquire the shares.

Arbitration and Other Contingencies

During 2002, the former president of the Company filed a Demand for Arbitration against the Company and for breach or contract and other assertions for an undetermined amount. The Company filed counterclaims against the former president and management intends to vigorously defend itself in the arbitration. The arbitration is in the discovery phase and the outcome or the affect, if any, on the accompanying financial statements cannot yet be determined.

During the normal course of business, the Company is subject to inquiries by the Securities and Exchange Commission as well as the National Association of Securities Dealers. Management does not believe the impact of such inquiries will have a material effect, if any, on the accompanying financial statements.

SUPPLEMENTARY SCHEDULE

PHILLIPS & TOBER, INC.

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net Capital	
Total stockholder's equity	$ 394,450
Deductions	
Furniture and equipment - net	1,920
Accounts and commissions receivable	4,558
Notes receivable - current portion	222,263
Haircuts	1,936
Total deductions	230,677
Net capital	$ 163,773
Aggregate Indebtedness	
Commissions payable	$ 3,227
Accounts payable and accrued expenses	51,810
Total aggregate indebtedness	$ 55,037
Computation of Basic Net Capital Requirements	
Required minimum net capital	$ 50,000
Capital in excess of minimum requirement	$ 113,773
Ratio of aggregate indebtedness to net capital	0.34

Reconciliation with Company's computation:

There is no material difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2002 and the audited computation above.

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
Phillips & Tober, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Phillips & Tober, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Phillips & Tober, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Board of Directors and Stockholders
Phillips & Tober, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that, we consider to be material weaknesses as defined above. In addition, our consideration of internal control indicated that the Company was in compliance with the conditions for exemption under Paragraph (k) (2) (B) of Rule 15c-3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

February 5, 2003
Denver, Colorado